Thomas D. Spencer
3208 West Lake Street
Minneapolis, MN 55416

Email:
tspencer@healthemed.net

HEALTH CARE EXECUTIVE SUMMARY
President / CEO

Thought leader, with a track record of achieving exceptional results in the health care industry. Experienced in medical technology implementation in community settings with a focus on clinical, quality and cost outcomes measurement. Effective in communicating operational goals, managing professional and support staff and building relationships with key decision makers. Areas of expertise include:

- Value based Payment Design
- Managed Care Contracting
- Lean Process Training
- Project Management
- Medical Coding

Class 1 & 2 Device Certification
Product Development
Sales Management
Algorithm Design
Investor & Board Relations

Known for achieving rapid revenue growth results. Generated new pharmacy and sub-acute care contracts resulting in $18 million in new revenue for the corporation in 1998 – 2000. Oversaw product sales that resulted in average annual revenue growth of 130%, 1995 – 1997.

PROFESSIONAL EXPERIENCE

HealtheMed, Inc., Minneapolis, MN
President / Chief Executive Officer (2018 – Present)
Helped found the company and negotiate its first contract with the state of Minnesota. Designed and completed the electronic health record algorithm that powers the company's cloud-based platform. Authored the company's application to the state department of human services, which resulted in the company's second Minnesota contract for broad based reimbursement of its platform services in Medicaid populations.

Technical Healthcare Innovations, Inc., Minneapolis MN
Senior Consultant (2011 – 2017)
- Negotiated CMS approved / reimbursed telemedicine wound clinic in 2016 for accra-Pacent joint venture
- Established accra Home Health as client and joint venture partner to Pacent in 2015
- Served as interim clinic CEO and administrator for Pacent Wound Clinic 2014 - 2017
- Developed Merwin Home Medical and LTC Physician Professionals contract in 2013

Advanced Healing Systems, Bloomington, MN
President / Chief Executive Officer (2005 – 2010)
- Led company until its sale to a private investor in 2010
- Guided company in successful treatment of 3,000 wound patients
- Led AHS technology sales growth to 51 nursing homes in 9 states
- Successfully negotiated commercialization plan with the largest rural hospital system in the U.S. 2009
- Raised $3 million in equity capitalization in three rounds over 3 years